VIA EDGAR

September 15, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nicholas Nalbantian Erin Jaskot Patrick Kuhn Joel Parker

Re:	Gamer Pakistan Inc.
Registration Statement on Form S-1
Filed July 12, 2023
File No. 333-273220

Dear Ladies and Gentlemen:

On behalf of our client, Gamer Pakistan Inc. (the “Company”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (“Staff”) contained in its letter dated September 12, 2023 (the “Comment Letter”), relating to the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed on September 6, 2023 (Amendment No. 1”).

The Company concurrently is filing herewith Amendment No. 4 to the Registration Statement, which reflects changes made in response to the comments contained in the Comment Letter.  Amendment No. 4 also reflects other updates to the information contained therein.  A copy of Amendment No. 4 marked to show all changes from Amendment No. 3 is being provided supplementally with a copy of this letter for the convenience of the Staff.

The responses below correspond to the numbering and headings of the paragraphs contained in the Comment Letter, which for your convenience we have incorporated into this response letter in bold.

We will be requesting acceleration for the effective date of the Registration Statement shortly.

Amendment No. 3 to Registration Statement on Form S-1, Filed September 6, 2023

Principal Stockholders, page 60

1.	Please explain why you are no longer including the 1,000,000 shares owned of record by Sports Industry of India in Mr. Fredriksen's holdings. Refer to Item 403 of Regulation S-K.

The 1,000,000 shares owned of record by Sports Industry of India were included in Mr. Fredriksen’s holdings solely because he was a director of that company.  Mr. Fredriksen resigned as a director of that company, so the shares owned of record by it no longer are included in the shares beneficially owned by Mr. Fredriksen.

Description of Capital Stock

Authorized Capital Stock, page 62

2.

We note you have amended this section to state that you are "authorized to issue up to 10,000,000 shares of capital stock." However, Exhibit 3.1 states that you are authorized to issue 110,000,000 shares of capital stock, as you have disclosed in previous filings. Please amend your registration statement to account for this discrepancy.

This was a typographical error and has been corrected.

Exhibits

3.	Please ensure that the Exhibit Index accurately reflects the state of whether an item has been filed with this amendment, or a previous amendment.

We have revised the Exhibit Index so that it accurately reflects the state of whether an item has been filed with Amendment 4 or was filed previously.

General

4.	Please update Exhibit 107 to reflect that the total number of secondary shares being registered has increased from 1,173,998 to 1,706,329.

We have updated Exhibit 107.

5.

We note your graphics at the front of the prospectus that say "Pakistan's 1st-Ever University," and "Professional Esports Team." Please explain what these statements mean. To the extent that you are stating that a particular professional esports team is the first ever at a university in Pakistan, please identify the particular professional esports team to which you are referring and why it is the "1st-Ever" at a University in Pakistan, including the name of the university.

We have deleted the image that contained the two statements.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact me by phone at (310) 283-1035 or e-mail at etswanson@att.net.  Please copy me on any email with comments that you send to Mr. Knopf.

Sincerely,

/s/ Edward T. Swanson Esq.
Edward T. Swanson, Esq.

cc:	James Knopf, Chief Executive Officer of the Company (jknopf24@gmail.com)